Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 of the Registration Statement (Form S-3 No. 333-164619) and related Prospectus of Synchronoss Technologies Inc. for the registration of up to $120,000,000 of preferred stock, common stock, debt securities and warrants and up to 1,500,000 shares of common stock offered by the selling stockholders and to the incorporation by reference therein of our reports dated March 9, 2010, with respect to the consolidated financial statements and schedule of Synchronoss Technologies Inc, and the effectiveness of internal control over financial reporting of Synchronoss Technologies Inc, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

MetroPark, New Jersey

March 10, 2010